UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For February 21, 2012

Commission File Number: 1-35306

ANDERSON ENERGY LTD.
(Translation of registrant’s name into English)

700 Selkirk House, 555 4th Avenue S.W.
Calgary, Alberta, Canada, T2P 3E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                                        Form 40-F   X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANDERSON ENERGY LTD. (Registrant)

Date: February 21, 2012	By:	/s/ M. Darlene Wong
Name: M. Darlene Wong
		Title:	Vice President Finance, Chief Financial Officer, Secretary

Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Press release, dated February 21, 2012